

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2020

Dennis Knocke
President and Chief Executive Officer
Nerium Biotechnology Inc.
11467 Huebner Road
Suite 175
San Antonio, TX

> **Re: Nerium Biotechnology Inc.**
> **Registration Statement on Form 10-12G**
> **Filed June 16, 2020**
> **File No. 000-54051**

Dear Mr. Knocke:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Arnold Zipper, Esq.